March 7, 2019

VIA EDGAR

Ms. Anu Dubey
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C. 20549

RE:                           Frontier Funds, Inc. (Registration Nos.:  333-07305; 811-07685)

Form N-1A — Frontier HyperiUS Global Equity Fund

Dear Ms. Dubey:

The purpose of this letter is to respond to oral comments received from you on Friday, February 15, 2019, regarding the registration statement on Form N-1A (“Registration Statement”) filed by Frontier Funds, Inc. (the “Company”) on January 15, 2019, relating to the Frontier HyperiUS Global Equity Fund (the “Fund”).

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus

1.                                      Comment:  Please delete or move the following phrase in footnote #2 to the fee table under the “Fees and Expenses of the Fund” subsection:  “with successive renewal terms of one year unless terminated by Frontegra or the Company prior to any such renewal.”

Response:  The phrase has been removed from the footnote.

2.                                      Comment:  Please revise the beginning of the second sentence under the “Principal Investment Strategies” sections in the summary prospectus and statutory prospectus to create a stand-alone sentence indicating that the Fund is non-diversified.

Response:  The requested change has been made.

3.                                      Comment:  If the Fund will invest in emerging markets as part of its principal investment strategy, please include a reference to emerging markets in the description of the Fund’s principal investment strategy and add a risk disclosure related to emerging markets in the “Principal Risk Factors” subsections of the summary prospectus and statutory prospectus.

Ms. Anu Dubey

Securities and Exchange Commission

Division of Investment Management

March 7, 2019

If the Fund will not invest in emerging markets as a principal strategy, please advise the Staff supplementally.

Response:  The Fund may invest in emerging markets as part of its principal investment strategy and the requested changes have been made.

4.                                      Comment:  Please consider revising the “Active Share Risks” disclosure to indicate that active share is part of the Subadviser’s principal investment strategy, if applicable, in both the summary section and statutory prospectus.  Also, please add appropriate risk disclosure regarding the impact of anticipated brokerage/transaction costs and related tax consequences as a result of this strategy.

Response:  Active share is a metric that measures the percentage of a fund’s holdings that differ from its benchmark index, and the Fund does not believe it needs to be added to the principal investment strategy.  The Fund does not believe its high active share will result in higher brokerage costs or expenses, since the term “active share” is not intended to refer to more active trading.

5.                                      Comment: Because the Fund may invest in companies of all market capitalizations, consider adding small capitalization and medium capitalization risk disclosures, if applicable.

Response:  Risk disclosures for small and medium capitalization companies have been added to the “Principal Investment Risks” and “Principal Risk Factors” subsections.

6.                                      Comment:  Please confirm that the Fund will not concentrate its investments in the Information Technology sector and add a reference to investing in companies in the Information Technology sector in the description of the Fund’s investment strategy.

Response:  The Fund will not concentrate its investments in companies in the Information Technology sector and has removed the “Sector Risks” and “Information Technology Sector Risk” disclosures.  Accordingly, the Fund has not revised the description of the Fund’s investment strategy to add a reference to investing in companies in the Information Technology sector.

7.                                      Comment:  Please add the disclosure that the Fund primarily invests in developed countries to the “Principal Investment Strategy” section of the summary prospectus.

Response:  The requested change has been made.

8.                                      Comment:  Please describe what is meant by the term “issued capital” as used in the description of the strategy guidelines in the “Principal Investment Strategy” section of the statutory prospectus and consider if the sentence in the second bullet should be revised.

Ms. Anu Dubey

Securities and Exchange Commission

Division of Investment Management

March 7, 2019

Response:  “Issued capital” refers to a company’s outstanding voting shares and the sentence has been revised as follows:

“No single investment will comprise more than 15% of any company’s outstanding voting shares.”

9.                                      Comment:  Please qualify the fourth sentence in the subsection titled “How to Redeem Shares” to specify that redemption proceeds will be paid within 7 calendar days.

Response:  The requested change has been made.

Statement of Additional Information

10.                               Comment:  Please specify the percentage amount of the advisory fee that is paid to the Subadviser, in keeping with Item 19(a)(3) of Form N-1A.

Proposed Response:  The requested change has been made.

11.                               Comment:  Please remove the reference to the letter agreement.  The Staff does not believe a right of first refusal is enforceable and should be removed from the letter agreement.  If there are other provisions in the letter agreement, please disclose those to the Staff supplementally, include as part of the advisory agreement, and file as an exhibit to the Fund’s registration statement.  If there are no other provisions, the Staff believes the letter agreement should be removed.

Response:  The reference to the letter agreement in the SAI has been removed and the letter agreement will not be entered into between the parties.  One sentence from the proposed letter agreement about the adviser providing advance notice of any change of control has been moved to the subadvisory agreement.

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Please call me at 414.287.9517 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen R. Drought
Ellen R. Drought